UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Silver Oak Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

403 North Parkway, Suite 101
(No. and Street)

Jackson	TN	38305
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chip Allen	731-668-3825x104	chipallen@silveroaksecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rodefer Moss & Co., PLLC
(Name – if individual, state last, first, and middle name)

608 Mabry Hood Road	Knoxville	TN	37932
(Address)	(City)	(State)	(Zip Code)

11/05/2003	910
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George T Allen, III, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Silver Oak Securities, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

[signature]

Notary Public

CHARLOTTE GAINES STATE OF TENNESSEE NOTARY PUBLIC COUNTY OF CROCKETT

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [x] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [x] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SILVER OAK SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

SILVER OAK SECURITIES, INC.
TABLE OF CONTENTS

Financial Section

Supplementary Information Section

Agreed-Upon Procedures Section

Compliance

FINANCIAL SECTION



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Silver Oak Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Silver Oak Securities, Inc. (the "Company") as of December 31, 2024 and 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplementary information on page 13 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on page 13 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

We have served as Silver Oak Securities, Inc.'s auditor since 2022.
Knoxville, Tennessee
April 1, 2025

SILVER OAK SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2024 and 2023

	2024	2023
Assets		
Cash and cash equivalents	$ 1,000,040	$ 731,690
CRD account	8,627	7,808
Commissions receivable	4,221,945	3,246,373
Other receivables	120,739	189,494
Security deposit held by broker	15,228	15,138
Right of Use Asset, net	243,405	337,501
Income taxes receivable	55,130	199,453
Total assets	**$ 5,665,114**	**$ 4,727,457**
Liabilities and stockholders' equity		
Commissions payable	$ 3,689,504	$ 2,874,991
Accounts payable	110,022	173,765
Lease Liability	243,405	337,501
Total liabilities	4,042,931	3,386,257
Stockholders' equity		
Common stock		
Class A	55,225	55,225
Class B	1,978,300	1,978,300
Treasury Stock		
Class A	(198,000)	(198,000)
Accumulated deficit	(213,342)	(494,325)
Total stockholders' equity	1,622,184	1,341,200
Total liabilities and stockholders' equity	**$ 5,665,114**	**$ 4,727,457**

SILVER OAK SECURITIES, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2024 and 2023

	2024	2023
Revenue		
Commissions	$ 14,099,859	$ 12,526,983
Interest	20,502	16,493
Advisory fee earned	18,175,970	13,850,791
Investment banking success fees	4,912,020	1,743,987
Other income	1,217,326	1,333,553
Total revenues	38,425,677	29,471,807
Expenses		
Employee compensation and benefits	2,118,047	1920,220
Commissions and RIA advisory fees	27,920,884	23,245,111
General office	1,490,537	1,222,573
Interest expense	3,482	2,059
Investment banking fee expense	4,807,103	1,693,409
Insurance expense	250,132	259,7713
Advertising expense	295,140	229,209
Other expenses	1,111,546	1,108,029
Total expenses	37,996,871	29,683,381
Gross Profit (loss) before income taxes	428,806	(211,574)
Tax expense	147,822	12,577
Net income (loss)	**$ 280,984**	**$ (224,151)**

The accompanying notes are an integral part of these financial statements.

SILVER OAK SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2024 and 2023

| | Common Stock-Class A | | Common Stock-Class B | | Accumulated | Treasury Stock | |
	Shares	Amount	Shares	Amount	Deficit	Class A	Total
Balance at January 1, 2023	76,000,000	$ 55,225	58,996,662	$ 1,368,300	$ (270,174)	$ (198,000)	$ 955,351
Net loss for the year	-	-	-	-	(224,151)	-	(224,151)
Capital Stock Transactions	-	-	20,333,333	610,000	-	-	610,000
Balance at December 31, 2023	76,000,000	55,225	79,329,995	1,978,300	(494,325)	(198,000)	1,341,200
Capital Stock Transactions	-	-	-	-	-	-	-
Net income for the year	-	-	-	-	280,984	-	280,984
Balance at December 31, 2024	**76,000,000**	**$ 55,225**	**79,329,995**	**$ 1,978,300**	**$ (213,341)**	**$ (198,000)**	**$ 1,622,184**

The accompanying notes are an integral part of these financial statements.

SILVER OAK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023

	2024	2023
Cash flows from operating activities		
Net income (loss)	$ 280,984	$ (224,151)
Adjustments to reconcile net income(loss) to net cash flows from operating activities		
Increase in receivables	(813,540)	(926,059)
Increase in other assets	(90)	(78)
Increase in payables	656,673	546,969
Increase in accrued income taxes	144,323	41,097
Net cash flows from operating activities	268,350	(562,222)
Cash flows from financing activities		
	-	610,000
Proceeds from sale of common stock		
Net cash provided by financing activities	-	610,000
Net increase in cash and cash equivalents	**268,350**	**47,778**
Cash and cash equivalents at beginning of the period	731,690	683,912
Cash and cash equivalents at end of the period	$ 1,000,040	$ 731,690
Cash payments for income taxes during the period:		
Income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A. Description of Business

The Company was chartered in January 1998. In January 1999, the Company received $16,100 upon issuance of 1,610,000 shares of common stock. Effective December 5, 2007, the Company was reorganized and changed its name from William Hopkins & Associates, Inc. to Silver Oak Securities, Inc. The outstanding common stock was exchanged for Class A common stock of Silver Oak Securities, Inc. Additionally, the Company issued Class B common stock.

The Company operates in the securities industry as an introducing broker, predominantly in the West Tennessee and East Tennessee areas.

B. Commissions Receivable

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year end. Based on management's assessment of the credit history with its broker-dealer and other customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

The Company adheres to Accounting Standards Codification ("ASC") Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g. based on the credit quality of the customer). The Company has commission, investment banking, and advisory stream revenues streams (including, but not limited to, receivables related to brokerage commissions) as impacted by the new guidance.

C. Revenue Recognition

The Company reports revenues in accordance with Financial Accounting Standards Board (FASB) ASC 606, Revenue from Contracts with Customers (ASC606).

The Company recognizes commission and fee income when it is earned. The Company's agents are involved in various transactions with unrelated parties which results in commission and fee income for the Company with the amount of the commission or fee either being negotiated on each respective transaction, dictated by fee agreement with the client, or dictated by selling agreements in place with the unrelated parties.

Commissions:
Individual securities transactions, executed through a clearing arrangement with StoneX (clearing firm) are negotiated for each individual transaction and recognized at the time of settlement; mutual fund, variable annuity, and other application way sales commissions are dictated by the sales agreement and product class of each individual product detailing up front and trailing commissions, and are recognized at the sale date for up-front commissions and on the trail calculation date for trailing commissions;

Investment Advisory Fees:
Investment advisory fees are dictated by the advisory agreement signed by each individual client and are recognized on the calculation date of the fee set forth in the agreement.

Investment Banking Fees:
Investment banking fees are dictated by the contract between the seller and the representatives of Silver Oak Securities, Inc. and are recognized on the closing date of the transaction.

D. Income Taxes

Income taxes are provided using an asset and liability approach. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Deferred tax assets are recognized for the expected future tax benefit attributable to certain accrued expenses that are not deductible until paid. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

The Company recognizes a tax loss contingency when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management's judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. Although the tax years ending December 31, 2021 through December 31, 2024 remain open for examination by various taxing authorities, it is management's opinion that no significant uncertain tax positions remain open at December 31, 2024.

E. Cash Flows

For purposes of reporting cash flows, cash consists of cash on deposit. Highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents. At December 31, 2024 and 2023, cash equivalents in the form of money market accounts totaled $179,178 and $177,829, respectively.

F. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. Concentrations of Credit Risk

The Company has an agreement with a broker-dealer whereby all of certain types of securities transactions must be cleared through that broker-dealer. Other securities transactions (primarily mutual fund transactions) are excluded from this agreement. In the event counterparties with whom the Company transacts business do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may sustain a loss. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains its cash balances in three financial institutions located in West Tennessee and New York. Cash equivalents are insured up to $250,000 as of December 31, 2024 and December 31, 2023. As of December 31, 2024, the Company has $452,652 in uninsured cash balances.

Financial Institution	2024	2023
FirstBank	$ 702,652	$ 553,861
DIME Bank	118,210	0
Bank of Jackson	179,178	177,829
	$1,000,040	$ 731,690

H. Right of Use Lease Assets and Lease Liabilities

The Company records operating and finance lease activity in accordance with FASB ASC 842, Leases. Lease liabilities are recognized at lease commencement, measured using the present value of cash payments expected to be made during the lease term, and represent the Company's obligation to make the lease payments arising from a lease. Right-of-use lease assets are recognized upon lease commencement measured using the initial lease liability plus any payments made at or before commencement of the lease term, and represent our right to use an underlying asset for the lease term. Certain leases with a term of 12 months or less are not recorded using a right-of-use asset and lease liability, rather the related payments are recognized in the statement of income on a straight-line basis over the term of the lease. See Note 5 for further information regarding the Company's leases.

I. Subsequent Events

Management has evaluated subsequent events through April 1, 2025, the date which the financial statements were available to be issued.

J. Commitments and Contingencies

Management has evaluated commitments and contingencies through April 1, 2025. As of December 31, 2024, the firm was not involved in any arbitration procedures. In the event of an arbitration claim, the maximum exposure from the arbitration is calculated and this exposure for arbitrations is added to Aggregate Indebtedness in the Net Capital Computation prepared by the firm.

K. Recently Adopted Accounting Pronouncements

Effective January 1, 2023, the Company adopted FASB ASC 326, *Financial Instruments - Credit Losses* ("ASC 326"). The new standard requires entities to measure credit losses for certain financial assets, including accounts receivable, by replacing the historical "incurred loss" approach with an "expected loss" model. The current expected credit loss ("CECL") model requires entities to assess current and expected conditions, supported by reasonable forecasts, in addition to historical information to estimate the lifetime losses of certain financial assets recorded at an amortized cost basis. Expected credit losses are recorded through an allowance for credit losses.

The Company adopted ASC 326 using the modified retrospective method, which requires the Company to apply the new credit loss standard through a cumulative effect adjustment to the beginning balance of retained earnings, if necessary, as of the first reporting period in which the standard is effective.

The adoption of ASC 326 did not have a material impact on the Company's results of operations or cash flows.

NOTE 2 – INCOME TAXES

The accompanying statements of financial condition include no deferred tax assets and liabilities.

The components of income tax (benefit) expense are as follows:

	2024	2023
Current		
Federal	$110,755	$ 19,806
State	37,067	2.771
	$147,822	$ 12,577

The income tax provision differs from the (benefit) expense that would result from applying federal statutory tax rates to income (loss) before income taxes because of state income taxes and penalties paid by the company during the year. Changes in tax laws and rates affect recorded deferred tax assets and liabilities and the effective tax rate in the future.

NOTE 3 – CAPITAL STOCK

As a result of a business reorganization that was effective as of December 5, 2007, the Company's name changed from William E. Hopkins & Associates, Inc. to Silver Oak Securities, Inc. The Company is authorized to issue one hundred million (100,000,000) shares with no par value, with ten voting rights per share to be known as Class A stock, and one hundred million (100,000,000) shares with no par value,

with one voting right per share to be known as Class B stock. As of December 31, 2024 and 2023, 76,000,000 shares of Class A stock have been issued and remain outstanding, and 79,329,995 shares of Class B stock have been issued and remain outstanding, respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2024 and 2023, the Company paid commissions to related parties in the amount of $127,051 and $284,200, respectively.

The Company paid officer salaries in the combined amount of $619,299 and $535,128 to three employees who are also shareholders of the Company during the years ended December 31, 2024 and 2023, respectively.

NOTE 5 – OPERATING LEASE COMMITMENTS

The Company leases office space from Camp Holdings, LLC. This lease is a 10 year lease, modified on September 1, 2021 requiring monthly payments of $3,400 for the remaining 70 months of the lease. The Company also leases office space from Cogdill Capital, LLC. This lease is a 60 month lease with Cogdill Capital, LLC, entered into on January 1, 2022.

As discussed in Note 1, the Company records lease activity in accordance with ASC 842. The Company determines if our contractual agreements contain a lease at inception. A lease is identified when a contract allows for the right to control an identified asset for a period of time in exchange for consideration. The Company's lease agreements consist of operating leases for office space and a storage warehouse. The Company does not have material financing leases.

The Company's operating leases are included on the balance sheets as right-of-use lease assets and lease liabilities. A right-of-use lease asset represents the Company's right to use an underlying asset over the term of a lease, while a lease liability represents its obligation to make lease payments arising from the lease. Current and noncurrent lease liabilities are recognized on commencement date at the present value of lease payments. Right-of-use lease assets are also recognized on the commencement date as the total lease liability plus and/or minus prepaid rents, deposits, and lease incentives, if any. As the Company's leases typically do not provide an implicit rate, it uses its fully collateralized incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is influenced by market interest rates, credit ratings, and lease term and as such, may differ for individual leases.

The Company's lease agreements typically do not contain variable lease payments, residual value guarantees, purchase options, or restrictive covenants. Many of the Company's leases include the option to renew for a period of months to several years. The term of the Company's leases may include the option to renew when it is reasonably certain that the option will be exercised. If a lease agreements contains lease components (e.g., payments for rent) and non-lease components (e.g., payments for common area maintenance and parking), it is all accounted for as a single lease component.

Information regarding lease expense, remaining lease term, discount rate, and other select lease information is presented below as of and for the year ended December 31, 2024 and 2023:

Lease Costs		2024		2023
Operating lease expense	$	112,800	$	106,800
Short-term lease expense		0		0
Total lease expense	$	112,800	$	106,800

Other Lease Information				
Operating cash outflows from operating leases	$	112,800	$	106,800
Right-of-use lease assets obtained in exchange for new lease liabilities	$	-	$	-

Lease Term and Discount Rate	
Weighted average remaining lease term (in years)	2.23
Weighted average discount rate	6.75%

A summary of the maturity of lease liabilities as of December 31, 2023 is as follows:

Year ended December 31,		
2025	$	112,000
2026		123,600
2027		23,800
Total minimum lease payments		259,400
Less: amounts representing interest		(15,995)
Present value of lease liabilities	$	243,405

The Company leases certain equipment and office facilities which are classified as operating lease agreements. These are month to month agreements and there are no future obligations as of December 31, 2024.

Lease payments in 2024 were $112,800.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the minimum capital requirements of several regulatory organizations. Under the most restrictive of these rules, the Company is required to maintain "adjusted net capital" in an amount exceeding the greater of $5,000 or 6-2/3 percent of total aggregate indebtedness. As of December 31, 2024, this requirement totaled $253,302. The Company's net capital amounted to $933,969 as of December 31, 2024, exceeding the minimum capital requirement by $680,667. In addition, Rule 15c3-1 requires that the company's aggregate indebtedness not exceed 1500 percent of its net capital. The actual aggregate indebtedness to net capital ratio as of December 31, 2024 was 406.82 percent.

NOTE 7 – EMPLOYEE DEFERRED COMPENSATION PLAN

The Company offers a 401K, or Savings Incentive Match Plan for Employees, as a tax-deferred retirement savings plan. Employees become eligible for participation in the plan after one year of employment. The Company makes a matching contribution of up to 4% for each participating employee. The Company made matching contributions of $58,367 and $62,889 in 2024 and 2023, respectively. The Company may terminate the plan at any time.

NOTE 8 – SEGMENT REPORTING

The Company follows ASC 280, Segment Reporting, including the adoption of the amendments to FASB ASU 2023-07. The Company is engaged in a single line of business as a securities broker-dealer which is comprised of several classes of services including the sale of mutual funds, annuities, 529 plans, and investment advisory services. The Company has identified its President, William E. Hopkins II as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the company. Additionally, the CODM uses excess net capital, which is not   a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting practices.

SUPPLEMENTARY INFORMATION SECTION

SILVER OAK SECURITIES, INC.
COMPUTATION OF NET CAPITAL For
the Year Ended December 31, 2024

	Reported in Form X-17A-5	Reconciling Items	Reported in Audit Report
Computation of net capital			
pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 for Investment Advisory			
Total stockholder's equity from balance sheet/			
qualified for net capital	$ 1,622,184	$ -	$1,622,184
Deductions:			
Total non-allowable assets	(684,327)	-	(684,327)
Net capital before haircuts on securities positions	937,857	-	937,857
Haircuts on security positions	(3,888)	-	(3,888)
Net capital	**$ 933,969**	**$ -**	**$ 933,969**
Computation of basic			
net capital requirement			
Minimum net capital required	$ 253,302	$ -	$ 253,302
Minimum dollar net capital requirement	$ 5,000	$ -	$ 5,000
Net capital requirement	$ 253,302	$ -	$ 253,302
Excess net capital	$ 680,667	$ -	$ 680,667
Net capital less 10% of total aggregate indebtedness	$ 554,017	$ -	$ 554,017
Computation of			
aggregate indebtedness			
Total liabilities from balance sheet/			
aggregate indebtedness	$ 3,799,526	$ -	$3,799,526
Other unrecorded amounts	$ -	$ -	$ -
Percentage of aggregate indebtedness			
to net capital	407%	-	407%

There is no material difference between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2024.

See report of independent registered public accounting firm.

AGREED UPON PROCEDURES



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders of Silver Oak Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2024. Management of Silver Oak Securities, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and bank statements, noting no differences;

2) Compared the Total Revenue amount reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

Listening Better, Trying Harder, Caring More. *That's Rodefer Moss.*

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee

April 1, 2025

COMPLIANCE



Silver Oak Securities

Changing the Paradigm

Silver Oak Securities Inc.'s Exemption Report

Silver Oak Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed [an]exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii):

> (k)(2)(ii) Exemption - Applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Silver Oak Securities, Inc.

9729 Codgill Road
Suite 202
Knoxville, TN 37932

403 North Parkway
Suite 101
Jackson, TN 38305

731.668.3825 | information @silveroaksecurities.com | www.silveroaksecurities.com

Securities and Advisor Services Offered through Silver Oak Securities, Inc. Member FINRA $ SIPC



Silver Oak Securities
Changing the Paradigm

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[4] Footnote 74 of Release No. 34-70073 and the related SEC Staff Frequently Asked Questions contemplate a broker- dealer that: (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year. A broker-dealer that has one or more deviations from the practices described in Footnote 74 and the SEC Staff FAQs should consider whether it is appropriate for the broker-dealer to file a compliance report as opposed to the exemption report taking into account the nature and extent of the deviation or deviations.

I, George T. Allen, III, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Financial Officer

2/4/2025

9729 Codgill Road
Suite 202
Knoxville, TN 37932

403 North Parkway
Suite 101
Jackson, TN 38305

731.668.3825 | information @silveroaksecurities.com | www.silveroaksecurities.com

Securities and Advisor Services Offered through Silver Oak Securities, Inc. Member FINRA $ SIPC



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Silver Oak Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which Silver Oak Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 (the "exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board ("United States") and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934 and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
April 1, 2025